Exhibit 99.1

Date: March 15, 2013
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian and U.S. Securities Regulatory Authorities

Subject: NOVAGOLD RESOURCES INC.

To whom it may concern:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 16,2013
Record Date for Voting (if applicable) :	April 16,2013
Beneficial Ownership Determination Date :	April 16,2013
Meeting Date :	May 29, 2013
Meeting Location (if available) :	Pan Pacific Hotel,
Coal Harbour Room,
999 Canada Place,
Vancouver, B.C.
V6C 3B5
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	66987E206	CA66987E2069

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for NOVAGOLD RESOURCES INC.